Exhibit 99.1

Thank you Corporate Presentation October 2019

Forward - Looking Statements and Safe Harbor  This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . Certain statements in this presentation are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Forward - looking statements can be identified by the use of forward - looking words such as “ believe ” , “ expect ” , “ intend ” , “ plan ” , “ may ” , “ should ” , “ could ” , “ might ” , “ seek ” , “ target ” , “ will ” , “ project ” , “ forecast ” , “ continue ” or “ anticipate ” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully acquire, develop or commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the lack of sufficient funding to finance the clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents attained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents with protective claims ; the commencement of any patent interference or infringement action ; our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions ; and other factors that are discussed in our Annual Report on Form 20 - F for the year ended December 31 , 201 ϴ and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “ Risk Factors ” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC ’ s website, http : //www . sec . gov .

Kitov Pharma CM - 24 – Inhibitor of CEACAM1 NT - 219 – Dual inhibitor of IRS 1/2 and STAT3 • NASDAQ/TASE:KTOV – 33 % of shares held by healthcare focused investors* including Orbimed Advisors, Pontifax – Market Cap: $ 22 M* ($ 0.74 /ADS) – 6 - month average trading volume: 265 K shares • $ 8 M Cash on hand (as of June 30 , 2019 ) – Additional $ 3.5 M following CM - 24 transaction closing by year end – $ 7.5 M minimum revenues from Consensi ™ in next 3 years From Development Through FDA Approval to Commercialization * As of October 15 th , 2019 , including CM - 24 transaction and investment shares 3 A clinical - stage company advancing first - in - class oncology therapies

Experienced Leadership Eric K. Rowinsky , MD Chairman of the Board Formerly CMO at ImClone , Stemline , Board member at Biogen Inc. Isaac Israel Chief Executive Officer Formerly CEO of BeeContact Ltd. (TASE:BCNT), NextGen Biomed (TASE: NXGN) Bertrand Liang, MD, PhD, MBA, AMP Medical Director Oncology Formerly at Biogen Idec, Amgen, NCI Gil Ben - Menachem, Ph.D., MBA Vice President, Business Development Formerly at Teva , Dexcel , NIH Gil Efron Deputy CEO and Chief Financial Officer Formerly CFO at Kamada (NASDAQ:KMDA) Hadas Reuveni, Ph.D. Vice President, Research and Development Formerly at Keryx (NASDAQ:KERX) 4

 Program Indication Preclinical Phase 1 Phase 2 Phase 3 Partners Value Drivers CM - 24 Non - Small Cell Lung Cancer (combination with nivolumab ) (Clinical Collaboration) Study initiation H2:20 Phase 1 data H1:21 NT - 219 Head and Neck Cancer (combination with cetuximab) Study initiation Q 1:20 Phase 1 data H 1:21 From Development to Commercialization Targeting indications with substantial unmet need Product Indication Status Partners Value Drivers Consensi ™ Simultaneous treatment of osteoarthritic pain and hypertension Approved for marketing by U.S. FDA on May 31, 2018 U.S.: Coeptis Pharmaceuticals China: CSBio S. Korea: Kuhnil Pharmaceutical U.S. Launch: Q1:20

Advancing first - in - class Oncology Therapies CM - 24 – Inhibitor of CEACAM 1 6

CM - 24 I mmune checkpoint inhibitor 7 Targets a Novel Immune Checkpoint ▪ First - in - class mAb blocking CEACAM 1 ▪ Conceptually analogous to anti - PD(L) 1 Well Tolerated in a Clinical Trial ▪ Studied as a monotherapy in a phase 1 ▪ Doses up to 10 mg/kg Demonstrated Efficacy in Preclinical Models ▪ Enhances anti - tumor immune activity through multiple pathways ▪ Demonstrated sunergy with anti - PD(L) 1 Phase 1 / 2 Trial to start in 2020 ▪ In combination with nivolumab ( Opdivo ®) in NSCLC ▪ Starting at dose of 8 mg/kg

• CEACAM 1 (Carcinoembryonic Antigen Cell Adhesion Molecule 1 ) - member of the Human CEA Family • Conceptually, analogous to PD - 1 /PDL - 1 • Interacts with both CEACAM 1 and CEACAM 5 • Regulates TIM - 3 - mediated tolerance and exhaustion * • High expression in tumor and in tumor - infiltrating immune cells  Bladder carcinoma Colon Pancreas Melanoma ( 70%) Bladder ( 96%) Colon ( 92%) Pancreas ( 94%) Lung ( 50%) Gastric ( 74%) Prostate ( 63%) *Gray - Owen and Blumberg, CEACAM 1 : contact - dependent control of immunity, Nature Review Immunology , 2006 , DOI: https://doi.org/ 10.1038 /nri 1864 % CEACAM 1 staining in tumor CEACAM 1 + Immune cells CEACAM 1 Plays a pivotal role in the immune system

Huang et al, CEACAM 1 regulates TIM - 3 - mediated tolerance and exhaustion; Nature, 2015 DOI: https://doi.org/ 10.1038 /nature 13848 CEACAM - 1 + TIM 3 combination introduces an innovative approach to TIM - 3 regulation • TIM - 3 is co - expressed and forms a heterodimer with CEACAM 1 • The presence of CEACAM 1 endows TIM - 3 with inhibitory function • CEACAM 1 - deficient T cells are hyper - inflammatory with reduced cell surface expression of TIM - 3 • Anti - CEACAM - 1 combined with anti - TIM 3 showed significant prevention of tumor growth in aggressive tumor model (CT 26 mouse CRC) 9 CEACAM 1 and TIM - 3 By blocking CEACAM - 1 heterodimerization with TIM - 3 , immune exhaustion of T - cells is abrogated, allowing cooperative tumor inhibition

 Markel et al, J Immunol 2002 , 2006 ; Immunology, 2008 ; Cancer Immunol Immunother 2010 ; Ortenberg et al, Mol Cancer Ther 2012 CM - 24 MOA: Blocks CEACAM 1 - mediated interactions • CM - 24 is a humanized IgG 4 mAb highly specific to the extracellular domain of CEACAM 1 with Nano - molar affinity • CM - 24 prevents CEACAM 1 - CEACAM 1 or CEACAM 1 - CEACAM 5 interaction, thus enhancing the cytotoxic activity of the lymphocytes

 • Xenograft, lung lesion, Mel 526 (IV) • Tumor burden was monitored 26 days post last CM - 24 treatment TIL + IgG TIL + CM - 24 Naive Combination index ( CI) = 0.15 < 1  synergism Anti - Cancer Effect Following Treatment with CM - 24 + TIL and CM - 24 + Anti - PD 1 Significant benefits as both single agent and in combination

CM - 24 Phase 1 Monotherapy Trial • Open - label, multi - dose escalation study to assess safety and tolerability of CM - 24 • Conducted by Merck in 4 centers US: UCLA, Yale; Israel: Sheba, Sourasky • Heavily pre - treated patients with a median of 3 prior regimens (range 2 - 7 ) and a median of 4 prior regimens at the 3 mg/kg & 10 mg/kg doses x No DLTs up to 10 mg/kg 6 weeks observation only q 2 wks x 4  27 patients: Colorectal 11 Melanoma 7 Ovarian 4 Gastric 3 NSCLC 2 Dose # pt 0.3 mg/ kg 1 mg/ kg 3 mg/ kg 10 mg/ kg 0.01 mg/ kg 0.03 mg/ kg 0.1 mg/ kg 1 3 3 3 7 1 9 Overall, treatment with CM - 24 was well tolerated x No discontinuation of study drug due to an AE x No drug related mortalities x 29.6 % SD (RECIST)

Merck Concluded that Saturation Likely Requires > 10 mg/kg Merck models simulated to characterize TMDD saturation Simulated TMDD saturation at Ctrough with Q 2 W regimen Predictions with Q 3 W regimen ( not clinically tested) • Keytruda® ’ s administration regimen is Q 3 W • With Q 3 W, 10 mg/kg is predicted to achieve only > 50 % saturation • Consistent with observed PK showing high clearance at doses < 10 mg/kg, plot shows low TMDD saturation at low doses • 10 mg/kg approaches > 90 % saturation but > 10 mg/kg dose is needed for saturation across population The simulation suggests CM - 24 administered Q 2 W (similar to BMS ’ Opdivo ®) is expected to saturate the target with dosing at 20 mg/kg

Market opportunity: Non - Small Cell Lung Cancer  • Preclinical data supports significant synergistic benefit • Receptor saturation with CM - 24 is better achieved with a Q 2 W regimen and is aligned with the Opdivo protocol • Collaboration with Bristol - Myers Squibb, a leader in immuno - Oncology (I/O) research, to address an urgent need Rationale for combining Opdivo + CM - 24 Targeting the unmet medical need • Non - small cell lung cancer accounts for 85 % of all lung cancer diagnoses, approx. 193,927 new cases/year; with a 5 - year relative survival rate of 23%* • Immunotherapy is now recommended as second line therapy in all patients with NSCLC and no driver mutations** • 5 - year overall survival rates with chemotherapy in 2 L is 2.6 % and with I/O Opdivo is 13.4%*** Opdivo + CM - 24 has the potential to provide long lasting effective treatment *American Cancer Society, Cancer Facts & Figures 2019 , and the ACS website **Economopoulou P, Mountzios G. The emerging treatment landscape of advanced non - small cell lung cancer. Ann Transl Med. 2018 ; 6 (8): 138 . doi: 10.21037 /atm. 2017.11.07 *** Gettinger S, et al "Five - year outcomes from the randomized, phase III trials CheckMate 017 / 057 : Nivolumab vs docetaxel in previously treated NSCLC" WCLC 2019 ; Abstract OA 14.04 .

CM - 24 Accelerated Biomarker - driven Clinical Development Non Small Cell Lung Cancer (NSCLC) patients Phase 1 Dose escalation N <= 15 CM - 24 + nivolumab 15 Phase 2 Expansion cohort CEACAM 1 + CM - 24 + nivolumab Accelerated approval strategy if compelling clinical benefit data Pivotal study or 1 . In a clinical collaboration with Bristol Myers - Squibb • A Phase 1 / 2 open label multi center study of CM - 24 in combination with nivolumab (Opdivo®) in NSCLC 1. Dose escalation starting at 8 mg/kg 2. Expansion cohort • Primary endpoint : Evaluate the safety, pharmacokinetics and to determine the MTD • Secondary endpoint : Obtain preliminary efficacy data • Measurement of CEACAM 1 expression levels to identify a potential correlative biomarker 2 . Exploring further studies in other tumor types as well as monotherapy N = 30

Advancing first - in - class oncology therapies NT 219 – Dual inhibitor of IRS 1 / 2 and STAT 3 16

NT - 219 Drug Resistance Prevention 17 Unique MoA ▪ Inhibits two key resistance signaling proteins: IRS 1 / 2 and STAT 3 Enhances Every Treatment Regimen ▪ In combination with immuno - oncology, targeted and chemo therapies Efficacious in Multiple PDX Models ▪ Prevents, delay and reverses resistance to anti - cancer drugs in Head and Neck, Colon, Lung, and Pancreatic cancers models Phase 1 / 2 to Start in Q 1:2020 ▪ First - in - human clinical trial in SCC of the Head and Neck cancer in combination with cetuximab (Erbitux®)

IRS 1 / 2 IRS 1 / 2 and STAT 3 Role in Cancer Drug Resistance  STAT 3 • Part of the IGFR complex • Phosphorylated on tyrosine residues and triggers activation of PI 3 K/AKT and MEK/ERK signaling pathways • Regulates cell proliferation, protein synthesis, survival, gene expression and apoptosis • Active in the JAK/STAT 3 immune evasion mechanism of the tumor • Provides a crucial axis to support cell proliferation and survival Drug resistance Feedback STAT 3 TUMOR PROGRESSION IRS TUMOR PROGRESSION AKT Feedback ONCOPROTEIN DRUG MEK / ERK IRS 1 / 2 and STAT 3 are key signal transducers activated as a feedback response to anti - cancer drugs, leading to drug resistance

NT - 219 MOA: Inhibition of Both STAT 3 and IRS is R equired to Overcome Resistance 19 STAT 3 IRS EGFR MEK Tumor Regression Erlotinib ERK PI 3 K AKT Tumor Survival Tumor Survival Buparlisib Ruxolitinib Overcoming drug resistance NT 219 NT 219 STAT 3 IRS ONCOPROTEIN DRUG MEK / ERK TUMOR REGRESSION By blocking both STAT 3 and IRS resistance pathways, NT - 219 prevents tumor resistance and re - sensitizes tumors to anti - cancer therapies PDX of H&N cancer: modeling overcoming drug resistance

Efficacy Demonstrated in Combination with Multiple Drug Classes in Preclinical Models Increased efficacy Expanded target population Extended treatment duration Head & Neck Colon ( wt KRAS) Lung Melanoma Thyroid Uterine Pancreatic Esophagus Prostate Targeted Drugs Chemotherapy Immunotherapy 20

NT 219 Prevents Acquired Resistance to Erlotinib 21 PDX model Head & Neck Cancer Drugs Erlotinib ( Tarceva ®) Vehicle (n= 8 ) Erlotinib (n= 8 ) NT 219 (n= 8 ) 0 200 400 600 800 1,000 1,200 1,400 1,600 0 2 4 6 8 10 12 14 16 18 Tumor Volume (cm 3 ) 1.6 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0 Erlotinib Response Acquired resistance NT 219 + Erlotinib NT 219 prevents resistance to Erlotinib Days Erlotinib + NT 219 (n= 8 )

NT 219 Reverses Erlotinib - acquired Resistance 22 PDX model Head & Neck Cancer Drugs Erlotinib ( Tarceva ®) 2.5 2.0 1.5 1.0 0.5 0 Erlotinib Response Acquired resistance Treatment initiated after resistance has been acquired Days NT 219 + Erlotinib

NT 219 Delays Tumor Recurrence PDX model Head & Neck Cancer Drug Cetuximab (Erbitux®) Treatment period 9 days Days 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0 NT 219 (n= 3 ) Vehicle (n= 3 ) Cetuximab (n= 4 ) NT 219 + Cetuximab (n= 4 ) 23

Market Opportunity: Recurrent or Metastatic Squamous Cell Carcinoma of Head and Neck (SCCHN)  • EGFR and PD(L) - 1 are the only clinically validated targets in SCCHN • Cetuximab inhibits EGFR signaling and promotes ADCC • STAT 3 and IRS - to - AKT activation contributes to resistance to cetuximab in HNSCC * Global Data 2018 : Head and Neck Squamous Cell Carcinoma: Opportunity Analysis and Forecasts to 2026 ** Internal best current estimates of patient numbers based on external research, 5 major global territories Rationale for combining Cetuximab + NT - 219 Targeting the unmet medical need • 1 L Standard of care is shifting from chemotherapy towards immuno - oncology + chemotherapy * • Only < 20 % of R/M SCCHN patients respond to anti - PD 1 s • Number of new cases/year is expected to be 174,000 by 2024 1 L 2 L 3 L 60 k** 24 k** 13 k** IO + CT IO Mono or Cetuximab NT - 219 Cetuximab NT - 219 + cetuximab has the potential to become an attractive 2 - 3 L therapy

NT - 219 Clinical Development Plan Recurrent or metastatic SCCHN patients Phase 1 Dose escalation N <= 24 4 - week cycle NT - 219 + cetuximab 25 Phase 2 Expansion cohort N = 30 NT - 219 + cetuximab Accelerated approval strategy if compelling clinical benefit data Pivotal study NT - 219 + cetuximab vs. cetuximab or 1 . A Phase 1 / 2 open label multi center study of NT - 219 in combination with cetuximab in patients with recurrent or metastatic SCCHN 1. Dose escalation 2. Expansion cohort • Primary endpoint : Evaluate the safety , pharmacokinetics and to determine the MTD • Secondary endpoint : Obtain preliminary efficacy data 2 . Plan to clinically explore NT - 219 ’ s efficacy in multiple hard - to - treat oncology indications

Kitov Commercial Drug: Consensi ™ • Approved for marketing by U.S. FDA on May 31 , 2018 • Clinical data showed Consensi ™ was more effective at lowering blood pressure than amlodipine alone • Clinical data also demonstrated beneficial renal function measures • Formulated with 200 mg celecoxib and three different dosages ( 2.5 , 5 , 10 mg) of amlodipine • Manufactured by Dexcel Pharma – Israel ’ s largest private pharmaceutical company  Simultaneous treatment of osteoarthritic pain and hypertension Fixed dose combination of Celecoxib , a COX - 2 selective NSAID (the active ingredient in Pfizer ’ s Celebrex®) + Amlodipine, a blood pressure - lowering agent (a calcium channel blocker) (the active ingredient in Pfizer's Norvasc®) *Celebrex® is a registered trademark of G.D. Searle LLC (a subsidiary of Pfizer Inc.). Norvasc® is a registered trademark of Pfizer Inc. Consensi ™ is the only NSAID whose labeling indicates reduction of blood pressure and consequent risk reduction of heart attack, stroke and death Full U.S. Prescribing Information is available at: www.consensi.com

Consensi ™ U.S. target markets  Consensi ™ targets osteoarthritis (OA) patients currently treated with NSAIDs (celecoxib as well as others) who also suffer from existing or newly diagnosed hypertension OSTEOARTHRITIS 50 million patients* NSAIDs 60 % of all OA Rxs * Arthritis Foundation: http://www.arthritis.org/ ** Hypertension Among Adults in the United States: National Health and Nutrition Examination Survey, 2011 – 2012 ARTHRITIS PREVALENCE* • More than 50 million adults in the U.S. have doctor - diagnosed osteoarthritis • 67 million people are expected to have doctor - diagnosed osteoarthritis by 2030 HYPERTENSION PREVALENCE** • 29 % of U.S. adults older than 18 • 65 % of U.S. adults older than 60 COMORBIDITIES • 44 % of adults with high blood pressure have osteoarthritis** HYPERTENSION Celecoxib 24 % of all NSAIDs Consensi ™

Consensi ™ commercialization partners  South Korea - Exclusively licensed to Kuhnil Pharmaceuticals (March 2017 ) U.S. - Exclusively licensed to Coeptis Pharmaceuticals. Milestone payments up to $ 99.5 M, 20 % royalties (January 2019 ) China - Exclusively licensed to Changshan Pharma. Milestone payments up to $ 9.5 M, double - digit royalties (May 2018 )

 Milestones Q 4 2019 Q 4 2019 Q 4 2019 Q 1 2020 Q 1 2020 Q 1 2020 H 1 2020 H 2 2020 CM - 24 Transaction closing NT - 219 IND clarance NT - 219 Initiation of phase 1 / 2 clinical study NT - 219 Collaboration agreement with potential strategic partner Consensi ™ complete manufacturing and prepare for U.S. launch Consensi ™ U.S. launch CM - 24 IND amendment clearance CM - 24 Initiation of a phase 1 / 2 clinical study in collaboration with Bristol Myers - Squibb

Attractive opportunity A clinical - stage company advancing first - in - class oncology therapies x Two clinical stage assets targeting significant unmet needs x Strong partners and collaborators x Commercial stage drug to provide additional cash flow x Institutional healthcare focused investors x Cash resources: x $ 8 M cash as of June 19 x Additional $ 3.5 M upon CM - 24 closing x $ 7.5 M minimum revenues from Consensi ™ in next 3 years x Current market cap. $ 22 M * * As of October 15 th , 2019 , including CM - 24 transaction and investment shares CM - 24 – Inhibitor of CEACAM 1 NT - 219 – Dual inhibitor of IRS 1 / 2 and STAT 3 30

Thank you We are committed to providing cancer patients with first - in - class therapies to OVERCOME tumor drug resistance, ENHANCE treatment response and SLOW tumor progression Contact us: Email: IR@kitovpharma.com www.kitovpharma.com

 Appendix A - CM 24

Inhibition of Melanoma Growth Following CM - 24 and CM 24 + TIL Treatment CM - 24 activity is demonstrated as single agent and in combination with TILs * P< 0.05 TGI 71% * P< 0.05 TGI 45% 35

Phase 1 PK Data Saturation was not reached with doses up to 10 mg/kg Slower clearance with increasing dose Higher half - life with increasing dose 0.1 mg/ kg 0.3 mg/ kg 1 mg/ kg 3 mg/ kg 10 mg/ kg

 Appendix B - NT 219

NT 219 Re - sensitizes Tumors to Anti - PD 1 36 * Double autologous model - Tumors & PBMCs are from the same patient (#RA 236 ) | Keytruda - 6 mg/kg IP, NT 219 - 60 mg/kg IV PDX model Humanized PDX of Esophagus Cancer Drug Pembrolizumab (Keytruda ® )

NT 219 Overcomes Resistance to Gemcitabine in Pancreatic Cancer PDX Models 37 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® ) Additional newly released data for NT - 219 in reversing Pancreatic Cancer drug resistance is available on AACR PanCan poster: http://kitovpharma.investorroom.com/index.php?s= 151

RNAseq Analysis of Tumors Following Treatment C onfirming NT - 219 Mechanism of Action 38 PDX model Pancreatic Cancer Drug Gemcitabine ( Gemzar ® )

Selected Publications 39 Menashe Bar - Eli Michael Karin Michael Cox Alexander Levitzki

 Appendix C - Consensi ™ Clinical Data

Medical Rationale  Celecoxib (the active ingredient in Pfizer's Celebrex®) • The only widely prescribed selective COX - 2 NSAID approved in the U . S . (unlike non - selective NSAIDs, celecoxib carries limited gastrointestinal risks) • Since 2005 , has an FDA - mandated “ black box ” label warning of increased cardiovascular risks • According to FDA, cardiovascular risks can occur as early as the first few weeks of using an NSAID, and may increase with longer use Amlodipine ( the active ingredient in Pfizer's Norvasc®) • Calcium channel blocker ; anti - hypertensive • Unlike other blood pressure - lowering drug groups – such as diuretics, ACE inhibitors, and angiotensin II receptor antagonists – calcium channel blockers do not cause deterioration of renal function, including possible acute renal failure* * The FDA Safety Information and Adverse Event Reporting Program; http://www.fda.gov/Safety/MedWatch/SafetyInformation/ucm 270998 .htm

Consensi ™ Phase III Trial Desig n  Demonstrate that the reduction in blood pressure in the Consensi ™ arm is at least 50 % of the reduction in the amlodipine arm Measurement of pain was not required by FDA Primary endpoint Newly diagnosed hypertensive patients Data Collection and Statistical Analysis Double - blind, placebo - controlled, multi - center study N = 152 4 - arm trial with 30 - 45 patients in each arm 2 weeks of treatment Consensi ™

Consensi ™ Phase III Trial Results • Primary efficacy endpoint was successfully achieved (P= 0.001 ) • Demonstrated 2.5 x better blood pressure reduction than FDA requirement ( 50 % of amlodipine arm) • Demonstrated consistent reduction in all measures of blood pressure • Observed beneficial renal functions: • Additional Phase III/IV clinical trial to scientifically validate the renal benefits (not required for NDA submission) was completed. Topline results were announced in October, 2017  * Error bars – standard error of mean Blood Pressure Reduction of Consensi ™ vs. Amlodipine and Celecoxib* Consensi ™ demonstrated even better BP reduction than same amount of amlodipine given without celecoxib Measure Consensi™ Amlodipine Creatinine plasma level reduction - 3.22 μ mol/L - 2.55 μ mol/L Peripheral edema (% patients) 8.2% 15.6%

Consensi™ Phase III/IV Clinical Trial Design  Hypertensive patients (following a wash - out period) Data Collection and Statistical Analysis Double - blind, placebo - controlled, multi - center study N = 1  2 3 - arm trial 2 weeks of treatment Consensi ™ Demonstrate that the reduction in blood pressure in the Consensi ™ arm is at least 50 % of the reduction in the amlodipine arm Improvements of renal function measurements Primary endpoint Secondary endpoints

Consensi ™ Phase III/IV Clinical Trial Results  • Primary efficacy endpoint successfully met (p= 0.019 ), thus Phase III trial results validated • Statistically significant reduction of serum creatinine observed vs. baseline • Consensi ™ enhanced the creatinine reduction by an average of 102 % vs. amlodipine alone • Consensi ™ demonstrated systolic blood - pressure reduction comparable to amlodipine Consensi ™ (n= 48 ) Amlodipine (n=49) Creatinine plasma level reduction - 3.48 μ mol/L - 1.72 μ mol/L p - value 0.0005 0.075